Filed by Natura Holding S.A.

Pursuant to Rule 425 of the Securities Act of 1933

Subject Company:

Avon Products, Inc.

(Commission File No.: 1-4881)

The following is an English translation of an article published by Exame Magazine in Portuguese on June 6, 2019:

NATURA’S GLOBAL AMBITION

The Brazilian company born half a century ago as a small cosmetics pharmacy is becoming a global cosmetics giant, in a radical transformation of its businesses - Cristiane Mano

Photo caption: The Natura head office in São Paulo: part of a group present in 100 countries

Under the codename Apple, a secret project mobilised the main executives of cosmetics manufacturer Natura from the end of 2017 up until now. Since then they have produced and commissioned thousands of pages of confidential studies about the advantages and disadvantages arising from a possible merger of three companies – Nectarine, Blueberry and Apricot – with a fourth, bigger than the other three together, identified only as Apple. The immediate effect of the inclusion of the apple in this fruit salad would be the creation of one of the largest cosmetics companies in the world. Coded language is part of the ritual of every major merger and acquisition deal in an attempt to restrict information to the parties involved. In September of last year, however, the American newspaper The Wall Street Journal revealed that behind the scenes the Brazilian company was studying the purchase of the international operations of a historical rival, Avon – or the apple in the negotiations. These were still to drag on for a further eight months. On May 22, after an almost uninterrupted marathon of 36 hours of final adjustments, the transaction was confirmed after the closure of the stock exchange.

The deal created the fourth largest global company exclusively dedicated to the cosmetics market, with joint sales of almost US$ 11 billion. Ahead of it come French-owned L’Óreal, with a broad lead, the American Estée Lauder, and Japan-based Shiseido. If the consumer goods manufacturers Anglo-Dutch owned Unilever and America’s Procter & Gamble, which also operate in this segment, are taken into account, the new company will be the sixth largest in the sector worldwide. Before the transaction, Natura did not figure even among the top ten. Also worthy of note is the multichannel profile of the new company, which will have 40,000 employees in 100 countries, as well as a sales force of 6.3 million resellers (the majority) and independent resellers and a chain of 3,300 stores. The total takes into account all the operations of Natura &Co, which currently comprehends Natura – the Nectarine in the negotiations -.the Australian chain Aesop (Apricot), acquired in 2013, and the British operation The Body Shop (Blueberry), acquired from French-owned L’Óreal two years ago for 1.1 billion euros. In the final configuration, the Natura founders – Luiz Seabra, Guilherme Leal and Pedro Passos – maintain control, holding the equivalent of 45% of the stock. Subject to the evaluation of regulatory authorities and minority shareholders, approval of the acquisition could still take from six months to one year. The first reaction from the market was positive. Natura’s shares rose by 9.4% on the day of the announcement – and have already appreciated almost 40% in the year with the expectation of the finalisation of the transaction. “The appreciation has put a price on the gains expected from the synergy among the operations”, says Thiago Macruz, an Itaú BBA analyst.

IN THE NEW COMPANY, OVER TWO THIRDS OF THE SALES WILL COME FROM OVERSEAS, UNPRECEDENTED IN NATURA’S HISTORY

The acquisition means Natura will be faced with a number of unprecedented situations. For the first time, a substantial portion of the group’s sales will originate overseas. Before the purchase of The Body Shop, almost two thirds of Natura’s revenue came from the domestic market. This ratio should be reversed after the incorporation of Avon, which operates directly in 56 countries (the operation in North America, which concentrated a large part of the 133-year old company’s problems and losses, was not involved in the transaction and was sold in April to the Korean company LG’s personal care division). After over three decades of efforts to internationalise organically, with few results to show for it outside Latin America, from one moment to the next Natura will have a truly global presence. For purposes of comparison, the Brazilian company with the largest global presence according to research done by Fundação Dom Cabral is the São Paulo-based technology company Stefanini, with 39 overseas subsidiaries. In second place comes the Santa Catarina electric motor manufacturer WEG, which has 29. The third is Rio Grande do Sul bus maker Marcopolo, with 23. Among the most internationalised companies in the country, on a list that takes into account other factors, such as proportion of revenues from overseas, the leader is the Santa Catarina non-woven fabrics manufacturer Fitesa. Among the 40 largest, there is only one consumer goods company, Alpargatas, owner of the Havaianas brand. “A large part of the companies on the list operate in commodity-related markets”, says professor Lívia Barakat, responsible for the Dom Cabral study. “Like Havaianas, the Natura brand has managed to appropriate valued attributes inherent to Brazil. This could facilitate the entry of its products into the global market.”

The Avon acquisition crowns one of the most ambitious and meteoric internationalisation strategies ever by a Brazilian company. Regarding the acquisition of iconic global brands, the closest parallel is the trajectory of the trio of businessmen Jorge Paulo Lemann, Marcel Telles and Beto Sicupira, the founders of 3G Capital, who over the last decade, have scooped up the fast food chain Burger King and the food manufacturers Kraft and Heinz, all American. And whose capacity to successfully digest the investments and drive their growth is currently being questioned. One difference makes the movement undertaken by Natura unique: it is part of a strategy projected to create a global network capable of projecting the Natura brand around the world. In the analyses conducted internally, there are a number of projections about how to take advantage of the group’s global platform of stores and consultants to internationalise the brand created in 1969, when a young Luiz Seabra decided to sell a Volkswagen Beetle to open a small prescription cosmetics laboratory in São Paulo. Such a daring stance seems to contrast with the vision the market has had of the company for many years, considering it cautious in its growth strategy, both in terms of entry into new channels and geographical expansion. “For years, due to other priorities, the internationalisation front was more or less on the back burner”, Guilherme Leal told Exame (read the exclusive interview with the Natura founders on page 30). “But if you want to learn to swim, sooner or later you need to jump into the pool. This is what we have been doing since the acquisition of The Body Shop.”

A LEAP INTO THE WORLD

The new group to be formed with the acquisition of Avon by Natura will be among the largest global companies in the sector (revenues in billions of dollars)

1	L’Óreal	30.2
2	Unilever	24.8
3	Estée Lauder	13.7
4	Procter & Gamble	12.4
5	Shiseido	11.5
6	Avon+Natura	10.9
7	Coty	9
8	Beiersdorf	8
9	LVMH	6.7
10	Johnson & Johnson	6.1

Considering only the companies dedicated exclusively to cosmetics, (1) Natura will be the fourth largest in the world

A large part of the new company’s revenue will come from overseas, the opposite of the situation two years ago

Natura (2)	Natura + Avon
Other countries 32%	Brazil 31.7%
Brazil 68%	Other countries 68.3%

In 2017, with the acquisition of Britain’s The Body Shop, and now Avon, Natura has rapidly expanded its geographical presence

Number of resellers worldwide	2016	1.7 million
	2019	6.3 million
Number of countries in which it operates	2016 - 20	2019 - 100
Number of stores worldwide	2016	179
	2019	3,000

The market reacted well to the announcement, made on May 22nd (and anticipated on the morning of the same day by the British newspaper Financial Times)

Evolution of Natura share prices at close of trading (in reais, per share)	46	45	61.5
	January 2, 2019	March 21, 2019	May 22, 2019

1) Excluding Unilever and Procter & Gamble, who operate in other categories

2) In 2016 Sources: companies and Economatica

In addition to the unprecedented scale of the business, this leap has presented challenges in the same proportion. Due to the enormous overlap of the Natura and Avon businesses in Latin America, both based on an extensive network of door-to-door resellers, Natura will have to undertake its first integration ever. To date, in the acquisitions of Aesop and The Body Shop, both chains of stores that have little operational duplication with Natura, the group has kept the operations completely separated. In the case of Avon, only the commercial and the product development areas should remain independent. The objective here is to preserve the distinct and complementary market identities and positionings, given that Avon brand average prices are slightly lower than Natura’s. The gains from the integration, above all in the production, logistics and distribution areas, are estimated at up to 250 million dollars a year. This is a potential to be reached in up to 36 months after the approval of the deal. Natura has announced that it intends to reinvest this money in the operation, which will be the outright leader in the Brazilian beauty market, with a share of over 16%. Currently, Natura is already the market leader with an 11.9% share, slightly ahead of Unilever and the Boticário group, which has doubled its sales in the last decade precisely by entering the territory occupied by Natura and Avon: direct selling.

Photo Caption:

The Body Shop store in São Paulo: efforts to revive the brand’s original activism

OPPORTUNITIES IN SIGHT

With the acquisition of Avon, Natura announced the prospect of gains from synergies and growth opportunities

From 150 million to 250 million dollars a year

is what Natura projects from combining its administrative, procurement, manufacturing and distribution areas with Avon’s

36 months is the period estimated to realise these gains

5 million resellers in 56 countries form the Avon commercial base, which may serve as a platform for the international expansion of the Natura brand

Photo Caption:

Marques, executive chairman of the group’s board of directors: agile structure

EVERYTHING AT THE SAME TIME

In addition to the integration, Natura will have to undertake two simultaneous restructurings. One of these is already underway in the The Body Shop, whose revenues and earnings were diminishing in the years before the acquisition. The perception was that the brand had lost its original appeal since the death of its founder, the English woman Anita Roddick, in 2007. Avon is promising to be as big as or an even greater challenge. The brand has been sliding downhill for almost a decade. Avon was featured in the ranking of the 100 most valuable global brands, according to the consultancy Interbrand, from 2001 to 2013, when it came in 87th place. Its peak brand equity was US$ 5.4 billion in 2011. Two years later, the brand had already lost 20% of its value, when it was no longer featured in the ranking. In Brazil, it lost relevance, dropping to sixth place in the hygiene and beauty sector. A decade ago it had been disputing the leadership, precisely with Natura. Avon was valued at US$ 20 billion in the beginning of the decade. With the 28% premium over market value paid by Natura to shareholders, Avon is worth US$ 3.7 billion. The consolidated operations should result in a company with a market value estimated at US$ 11 billion.

According to Natura’s founders, there are at least three factors that indicate that this venture will be successful. The first is related to the results that have been achieved so far with The Body Shop, which demonstrate the new holding company’s execution capacity. The 43 year old British brand has undergone a revitalisation in Natura’s hand aimed at reviving its activist essence. When it was acquired two years ago, Natura had announced projections that it would double The Body Shop’s Ebitda (earnings before interest, taxes, depreciation and amortisation) by 2022. Last year, Ebitda grew by 38%, beating the target for the period, according to Roberto Marques, executive chairman of the Natura &Co board of directors. One of the measures was the closure of loss making stores. Sales increased by 168% with changes in the product lines. “These measures were identified during the pre-acquisition work”, says Marques. According to an analysis by the specialised investment company Eleven Financial, the result is a demonstration of execution capacity, which bodes well for a successful Avon turnaround.

THE FIRST RESULTS OF THE BODY SHOP TURNAROUND STARTED TO APPEAR IN THE FIRST QUARTER OF THIS YEAR

The second trump, recognized by analysts, is in the nature of the changes necessary at Avon, similar to those implemented over the last two years at Natura itself to recover results in the local operation. During this period, Natura focused its efforts on digitalising sales, both by boosting transactions made over the website and by creating a service centre for consultants. Consultants were segmented by performance and started being paid in accordance with their deliveries. In a conjuncture of economic crisis, sales decreased by 1% in the first quarter of this year in Brazil compared with the same period of 2018. But the company is continuing to gain market share. According to a report published by the consultancy Euromonitor, Natura has maintained its leadership of the cosmetics, fragrances and toiletries market for the second year running, with a share of 11.9%, higher than the 11.4% posted in 2017. The first quarter was also the tenth consecutive period of gains in consultant productivity, demonstrating the vigour of the consultant segmentation model and the advance of the company’s digital platform.

Another favourable factor is the fact that the current management at Avon, headed by José Vicente Marino, who was Natura’s commercial vice president from 2008 to 2015, has already taken some steps in the same direction. Marino was hired in September of last year by the president of Avon International, Dutchman Jan Zijderveld. Zijderveld is himself a newcomer. Chosen in January 2018 to reverse the company’s declining results, he came from Unilever to implement a broad-based restructuring of Avon outside the United States. Brazil is at the top of his list of priorities, since it is currently Avon International’s largest operation, ahead of Mexico and Russia. With help from a diagnostic elaborated by McKinsey, Marino defined six pillars for the turnaround, encompassing all aspects of the business, from the creation of incentives for the sales force to the simplification of the hierarchical structure and the reformulation of the product line. Altogether more than 590 initiatives are in place. All the work fronts are monitored by a director of transformation, hired from the appliance manufacturer Whirlpool, who is dedicated exclusively to tracking these projects. Each project has one person responsible who reports on progress on a weekly basis. Some software shows the status of the projects one by one, highlighting any existing pending items. “Avon got lost in a complex and bureaucratic structure”, says Marino. “It is necessary to revive its connection with the market.” In spite of so many problems, he thinks that the brand image has remained resilient in the minds of consumers. “In a recent survey, we identified that Avon is recognized and well thought of all over the country.” The company was founded in the United States over 130 years ago and was one of the precursors of direct selling in Brazil, where it has operated since 1952. Just like Natura’s, Marino’s restructuring plan segmented incentives for resellers in accordance with performance. A total of 200 of the 1,500 employees at the company’s head office in São Paulo were laid off. One hierarchical level was eliminated from all company areas. Also, around 30% of the product lines were eliminated, in pursuit of focus. Changes are planned also in the simplification of product formulas. On one of his three visits to the country, Zijderveld said that while an Avon product has on average 40 items in its formulation, products made by more efficient companies in the industry have half of this, while producing the same end effect. Marino assumed the commitment to complete the transformation of Avon, whose targets have not been disclosed, by 2021. However, Natura will already have received approval to initiate the integration of the operations before then. “We are going to carry on with business as usual until the transaction is formalised”, Marino states. “We are committed to delivering the results proposed from the outset.” The executives who will command the change from then on have not yet been nominated. But the organizational chart for senior management has already been defined by Natura. There will be a CEO responsible for Natura and Avon in Latin America, and another responsible for the operations in the other countries.

WITH AVON, FOR THE FIRST TIME NATURA WILL FACE THE CHALLENGE OF INTEGRATING TWO OPERATIONS IN LATIN AMERICA

Uniting 4,000 Avon employees in Brazil with around 6,000 at Natura, in addition to the teams in other Latin American countries, could result in a culture shock between two such distinct organisations. According to specialists, this is a frequently underestimated issue that can delay the realisation of synergies in mergers and acquisitions. A 2018 survey by the consultant Betania Tanure with 121 Brazilian executives who had participated in a merger and acquisition process showed that 53% of these mergers did not achieve the expected results. The main cause is these culture clashes. “In general, these questions are minimized at the outset”, says Betania, who specialises in organisational behaviour. “Most integration processes only take this factor into account when the problems start to emerge.” CEOs believe that an integration is completed successfully in a period of seven months. Managers, however, who experience the collision between teams on a daily basis, state that the worse comes after the first few months. Carrying out the harmonious integration of teams who have historically been at each others’ throats is usually even more difficult. This is a test that Natura has never had to face in its 50 years of existence.

Marques recognises the scale of the challenge. According to him, the idea is to nominate someone exclusively dedicated to the integration, so that this work will not distract attention from routine operations. The integration plan – including the selection of people to occupy the new positions – will be detailed in the coming months and should be ready for implementation as soon as Natura is able to influence Avon management.

GLOBAL FEATURES

How Natura is organising to manage an operation that, with Avon, will cover 100 countries

1. Foreigners on the board

The first arrived in 2017. This was Canadian Peter Saunders, former CEO of The Body Shop, who passed away a few months later. In 2018, two more foreigners joined the group: the American cosmetics sector businesswoman Jessica Herrin, and Ian Bickley, who is also a board member of the Crocs footwear store chain

2. Autonomy, without sacrificing synergies

The Australian chain Aesop, bought in 2013, and Britain’s The Body Shop, acquired in 2017, have remained under independent management. The synergies between the operations are overseen by a director of transformation, linked with the board

3. “A light corporate layer”

Instead of creating a holding company, unity among the companies is articulated by a committee headed by Roberto Marques, executive chairman of the board of directors. The other members are four executives from the actual companies. The only member with exclusive dedication is the director of transformation

4. Integration routine

The members of the operational committee linked with the board meet face-to-face six times a year. The location varies. Some meetings have taken place in São Paulo, where the Natura head office is located. The group has also met in London, headquarters of The Body Shop

This process will involve concluding the restructuring of two global brands experiencing difficulties, undertaking an enormous operational integration between two rival giants in Latin America, while not losing focus on day to day activities in low-growth markets full of agile new competitors, such as Brazil. Paradoxically, Natura’s senior management has sought the antidote for dealing with the group’s increasingly complex reality in the simplicity of an almost virtual corporate structure. The logic is to give the companies autonomy in decision making together with a degree of independence. The model functions with a committee comprising executives of the companies themselves, created in September 2017 and commanded by

Marques, whose career was developed in large American consumer goods companies. When he joined the Natura board in 2015, he was still president of the foods company Mondelez’ North American operation. He left this position two years ago to take over as executive chairman of the board of directors, after The Body Shop acquisition. His main mission is to articulate the synergies between the group’s companies and to approximate the companies’ decisions to those of the board. Effectively this means the three founders, who are active co-chairmen of the board of directors. “Since I am a board member, this governance enables connection between the committee and the board, which is playing a more active role at this moment”, states Marques. In a demonstration of this active stance, the founders headed for New York at the beginning of June to participate in a weekend of meetings to formulate the group’s strategic planning together with company executives.

In the operational committee linked with Marques, the only executive who has exclusive dedication is Robert Chatwin, who for the previous five years was Natura’s vice president of internationalisation. In his position, Chatwin is responsible for organising and streamlining the pursuit of synergies. After the purchase of Avon, the company announced that it will create a second position with exclusive dedication: that of director of growth, which as yet has not been filled. The idea is that this executive will ensure the consistency of the brands’ growth in the various countries.

Photo Caption: Natura store in New York: global presence should be boosted with the partners from The Body Shop

ENGLISH HAS BECOME THE LANGUAGE OF BOARD MEETINGS WITH THE ARRIVAL OF MEMBERS FROM OTHER COUNTRIES

Gradually, the new group is developing a routine which is closer and closer to that of a global company. The committee headed by Marques meets in person six times a year. The location varies. The first meeting this year took place in São Paulo. But on other occasions it has been in London. The English capital was also the setting for the first Natura board meeting outside of Brazil. It was held at the beginning of 2018 in The Body Shop head office. Within this new reality, international trips for the organisation’s executives have become more and more frequent. “I’ve gone back to the routine I used to have when I worked at Unilever”, says João Paulo Ferreira, CEO of Natura. He worked for the Anglo-Dutch company’s Brazilian subsidiary for two decades before moving to Natura to take care of logistics in 2009.

Photo Caption: João Paulo Ferreira, Natura CEO: more international travel

English has already become the official language of board meetings with the arrival of foreign members. Since 2018, there have been two overseas members: the American businesswoman Jessica Herrin, founder of businesses in the fashion and beauty sectors, and Ian Bickley who, among other activities, is a board member of the footwear brand Crocs, which has a large global chain of stores. “We have gained confidence through having people with whom we can discuss the decisions of a global company”, says Guilherme Leal. There are at least two more clear examples that the articulation exercised by this “thin corporate layer”, as it is called internally, has been working. One of them is the decision to incorporate The Body Shop operations in Latin America into the Natura structure in Brazil. “We decided to take advantage of the company’s know-how in the region and to use the local operation as a kind of master franchisee for The Body Shop”, says Ferreira. The second example is the opening, scheduled for the second half of this year, of the first Natura store in Asia, using a master franchisee of The Body Shop brand on the continent. Exame discovered that the idea is to initiate direct selling in parallel with the opening of the store. The plan is to use the social networks and the efforts of resellers to disseminate the brand. “Today the digital revolution greatly speeds up the globalisation of brands”, says Beto Almeida, president of the consultancy Interbrand in Brazil. “Natura’s challenge will be to build relevance, authenticity and differentiation in an increasingly multichannel market.”

More than ever, the new Natura’s achievements and failures will be subject to the attentive scrutiny of international investors. The company resulting from the share swap with Avon will trade on the B3 exchange, but will also have ADRs on the New York Stock Exchange. Around 25% of the stock of the new company will be in the hands of Avon minority shareholders. In the recent past, a group of funds got together to press for changes, which culminated in the hiring of the current president and in the actual sale of Avon. The appreciation of Avon International shares on the New York stock exchange shows that there is a certain optimism in the market in relation to the acquisition of the company by Natura, a strategic investor that has decided to assume control of the operation. “Since the deal took place through the exchange of shares, the Avon purchase process was also a sale process”, says Marques. “We had to convince the minority shareholders that it was worth their while being associated with Natura and becoming partners in the new company.” The controlling share, in the hands of the founders of Natura, leaves a comfortable margin for them to continue to call the shots. In the new company, Natura will be able to nominate ten board members, while Avon will be entitled to three seats. It is an important step towards sophisticating accountability for Natura’s decisions and results from here on. Becoming global has its glamour. But it also comes at a price.

NO OFFER OR SOLICITATION

This communication is for informational purposes and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed transaction involving Natura Holding S.A. (collectively with Natura Cosmeticos S.A., “Natura”) and Avon Products, Inc. (“Avon”). In connection with the proposed transaction, Natura will file with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that will include a proxy statement of Avon and a prospectus of Natura. Natura and Avon also plan to file other documents with the SEC regarding the proposed transaction and a joint proxy statement/prospectus will be mailed to shareholders of Avon. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents that Natura and/or Avon may file with the SEC in connection with the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Form F-4 and the joint proxy statement/prospectus, as well as other filings containing information about Natura and Avon, will be available without charge at the SEC’s Internet site (www.sec.gov). Copies of the joint proxy statement/prospectus can also be obtained, when available, without charge, from Natura’s website at www.NaturaeCo.com. Copies of the joint proxy statement/prospectus can be obtained, when available, without charge from Avon’s website at www.AvonWorldwide.com.

PARTICIPANTS IN THE SOLICITATION

Natura and Avon, their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/ prospectus and other relevant materials when they are filed with the SEC. Information regarding the directors and executive officers of Natura is contained in Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019. Information regarding the directors and executive officers of Avon is contained in Avon’s definitive proxy statement for its 2019 annual meeting of shareholders, filed with the SEC on April 2, 2019. These documents can be obtained free of charge from the sources indicated above.

CAUTION ABOUT FORWARD-LOOKING STATEMENTS

Statements in this communication (or in the documents it incorporates by reference) that are not historical facts or information may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Among other things, these forward looking statements may include statements regarding the proposed transaction involving Natura and Avon; beliefs relating to value creation as a result of a proposed transaction involving Natura and Avon; the expected timetable for completing the transaction; benefits and synergies of the transaction; future opportunities for the combined company; and any other statements regarding Avon’s and Natura’s future beliefs, expectations, plans, intentions, financial condition or performance. In some cases, words such as “estimate,” “project,” “forecast,” “plan,” “believe,” “may,” “expect,” “anticipate,” “intend,” “planned,” “potential,” “can,” “expectation,” “could,” “will,” “would” and similar expressions, or the negative of those expressions, may identify forward-looking statements. These forward-looking statements are based on Natura’s and Avon’s expectations and beliefs concerning future events and involve risks and uncertainties that may cause actual results to differ materially from current expectations. These factors are difficult to predict accurately and may be beyond Natura’s and Avon’s control. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for Natura or Avon to predict these events or how they may affect Natura or Avon. Therefore, you should not rely on any of these forward-looking statements as predictors of future events. Except as required by law, neither Natura nor Avon has any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date this communication is issued. In light of these risks and uncertainties, investors should keep in mind that results, events or developments discussed in any forward-looking statement made in this communication may not occur. Uncertainties and risk factors that could affect Natura’s and/or Avon’s future performance and cause results to differ from the forward-looking statements in this communication include, but are not limited to, (a) the parties’ ability to consummate the transaction or satisfy the conditions to the completion of the transaction, including the receipt of shareholder approvals and the receipt of regulatory approvals required for the transaction on the terms expected or on the anticipated schedule; (b) the parties’ ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction; (c) the possibility that any of the anticipated benefits of the proposed transaction will not be realized or will not be realized within the expected time period; (d) the risk that integration of Avon’s operations with those of Natura will be materially delayed or will be more costly or difficult than expected; (e) the failure of the proposed transaction to close for any other reason; (f) the effect of the announcement of the transaction on customer and consultant relationships and operating results (including, without limitation, difficulties in maintaining relationships with employees or customers); (g) dilution caused by Natura’s issuance of additional shares of its common stock in connection with the transaction; (h) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (i) the diversion of management time on transaction-related issues; (j) the possibility that the intended accounting and tax treatments of the proposed transactions are not achieved; (k) those risks described in Section 4 of Natura’s Reference Form for 2018, version 15, which was filed with the Brazilian Securities Commission on April 24, 2019; and (l) those risks described in Item 1A of Avon’s most recently filed Annual Report on Form 10-K and subsequent reports on Forms 10-Q and 8-K.